UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

                                                Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____July 7, 2005_________________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 20, 2005

Item 3: Press Release

A Press release dated and issued June 20, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. and Freegold Ventures Limited are pleased to announce that the US$1.1 million drill program on the Union Bay Platinum Project has commenced.

Item 5: Full Description of Material Change

Vancouver, BC - June 20, 2005:  Pacific North West Capital Corp and ~~,~~ Freegold Ventures Limited ~~and Lonmin plc~~ are pleased to announce that the US$ 1.1 million drill program on the Union Bay Platinum Project, fully funded by Lonmin plc., has commenced.  To date, Lonmin has committed $US 3.9 million to the Union Bay program.

A total of 10,000 feet of diamond drilling, as well as field work are budgeted in this phase, which will test five separate target areas identified from last year's drill program and airborne electromagnetic and magnetic surveys.  The partners expect drill program completion by mid-August of 2005.

The 2004 exploration program consisted of reconnaissance geochemical sampling, core drilling on the Continental Zone, and a combined airborne magnetic and multifrequency electromagnetic (EM) survey.  Platinum values ranging from 1 to 14 grams per tonne have been identified in various locations on the project.

The Union Bay Project is hosted in an Alaska-Ural type zoned ultramafic complex located at tidewater 35 miles north of Ketchikan, Alaska, and consists of 711 unpatented Federal lode mining claims covering 15,940 acres, and 6 State of Alaska mining claims covering 240 acres.  The project is a joint venture between Pacific North West Capital Corp., (the Operator),

Freegold Ventures Limited and Lonmin plc.  Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon the decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing.

The qualified person for this release is Peter Dasler, M.Sc., P.Geo, Vice President Business Development of Pacific North West Capital Corp.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 20, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release TSX: PFN OTCBB: PAWEF	Toll Free 1.800.667.1870	NEWS RELEASE www.pfncapital.com

$1.5 Million Phase 8 Budget Approved

by Anglo Platinum to Advance River Valley Project

June 6, 2005 - Vancouver, BC - Pacific North West Capital Corp (TSX: PFN; OTCBB: PAWEF) and Anglo American Platinum Corporation Limited (Anglo Platinum) are pleased to announce the approval of a Phase 8 $1.5 million budget for the River Valley PGM Project located near Sudbury, Ontario.

Highlights of Phase 8 Budget: Preliminary economic studies to commence Processing of Bulk Sample by Anglo Platinum

This budget represents a new phase for the River Valley project. A portion of the newly approved budget will be allocated towards third party economic modeling to assist the Joint Venture in its allocation of exploration resources as the project moves forward.

The budget also makes allowance for the shipment of the 40-tonne bulk sample to Anglo Platinum's facilities in Johannesburg for metallurgical testing.

The Company expects to report assays/results for the remaining drill holes from the Phase VII program over the next 30 days. After evaluating all the results from Phase VII program, PFN's management will make the necessary recommendations for the next phase of exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin Plc, the world's third largest primary underground platinum group metals producer where a US $1.1 million program is in progress. In late 2004 PFN established a Nickel Division. The company currently has an Option/Joint Venture in the Timmins Mining District with Falconbridge Ltd., where ground exploration is being carried out to further define the airborne conductors identified by the Aerotem survey in preparation for drill testing later this year.  (Please visit www.pfncapital.com for additional information on the Company and its properties). The Company has $5.5 Million in working capital.

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please call Toll Free 1.800.667.1870, fax 604.685.8045,

email ir@pfncapital.com, or visit our website at www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release TSX: PFN OTCBB: PAWEF	NEWS RELEASE www.pfncapital.com

Pacific North West Capital Drill Program Underway

Union Bay Platinum Project, Ketchikan, Alaska

Vancouver, BC - June 20, 2005:  Pacific North West Capital Corp and ~~,~~ Freegold Ventures Limited ~~and Lonmin plc~~ are pleased to announce that the US$ 1.1 million drill program on the Union Bay Platinum Project, fully funded by Lonmin plc., has commenced.  To date, Lonmin has committed $US 3.9 million to the Union Bay program.

A total of 10,000 feet of diamond drilling, as well as field work are budgeted in this phase, which will test five separate target areas identified from last year's drill program and airborne electromagnetic and magnetic surveys.  The partners expect drill program completion by mid-August of 2005.

The 2004 exploration program consisted of reconnaissance geochemical sampling, core drilling on the Continental Zone, and a combined airborne magnetic and multifrequency electromagnetic (EM) survey.  Platinum values ranging from 1 to 14 grams per tonne have been identified in various locations on the project.

The Union Bay Project is hosted in an Alaska-Ural type zoned ultramafic complex located at tidewater 35 miles north of Ketchikan, Alaska, and consists of 711 unpatented Federal lode mining claims covering 15,940 acres, and 6 State of Alaska mining claims covering 240 acres.  The project is a joint venture between Pacific North West Capital Corp., (the Operator), Freegold Ventures Limited and Lonmin plc.  Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon the decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing.

The qualified person for this release is Peter Dasler, M.Sc., P.Geo, Vice President Business Development of Pacific North West Capital Corp.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America.  In Alaska, PFN has a Joint Venture Agreement with Lonmin plc, the world's third largest primary platinum producer.  PFN is also currently exploring the River Valley Project in Joint Venture with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum, and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  In late 2004 PFN established a Nickel Division and currently has an Option Joint Venture in the Timmins Mining District with Falconbridge Ltd., where ground exploration is being carried out to further define the airborne conductors identified by the Aerotem survey in preparation for drill testing later this year.  (Please visit www.pfncapital.com for additional information on the Company and its properties). The Company has $5.5 Million in working capital.

On behalf of the Board of Directors

Harry Barr

President and CEO

For further information, please contact:

Investor Relations: 1.800.667.1870     email ir@pfncapital.com,

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.